Nebula Acquisition Corporation

Four Embarcadero Center

Suite 2350

San Francisco, CA 94111

January 8, 2018

VIA EDGAR

Irene Barberena-Meissner

United States Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nebula Acquisition Corporation
Registration Statement on Form S-1
Filed December 12, 2017, as amended
File No. 333-222137

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nebula Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, January 9, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Rufina Adams
Rufina Adams
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP
Freshfields Bruckhaus Deringer US LLP